Form N-SAR,
Sub-Item 77Q1(d)
Copies of any constituent
instruments defining the
rights of shareholders

Nuveen Massachusetts Premium Income Municipal Fund
811-07486


The rights of the holders of each series of Preferred securities are described in s the Statements Establishing and Fixing the Rights and Preferences. These instruments are incorporated by reference to this Sub-Item 77Q1(d) filed as Appendix C to the SEC filing on Form DEF 14 8C on October 10, 2013,
Accession No. 0001193125-13-396661.